UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              BELL INDUSTRIES, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    078107109
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                                 (CUSIP Number)


                              Bruce R. Deming, Esq.
                               Covington & Burling
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7051
                            Facsimile: (415) 955-6551
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 25, 2005
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             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ X ]


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         078107109
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                1. Names of Reporting Persons.

                   I.R.S. Identification Nos. of above persons (entities only).


                   Daniel Zeff
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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a)     [X]
                   (b)     [ ]
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                3. SEC Use Only
--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) N/A
--------------------------------------------------------------------------------

                5.Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) [  ].
--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization    United States
--------------------------------------------------------------------------------

Number of               7. Sole Voting Power 739,550
Shares                ----------------------------------------------------------
Beneficially            8. Shared Voting Power      None
Owned by              ----------------------------------------------------------
Each                    9. Sole Dispositive Power 739,550
Reporting             ----------------------------------------------------------
Person With            10. Shared Dispositive Power    None
                      ----------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                        739,550

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)      8.7%
--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                   IN

--------------------------------------------------------------------------------

CUSIP No. 078107109
--------------------------------------------------------------------------------


                1. Names of Reporting Persons.

                   I.R.S. Identification Nos. of above persons (entities only).


                   Spectrum Galaxy Fund Ltd.
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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a)     [X]
                   (b)     [ ]
--------------------------------------------------------------------------------

                3. SEC Use Only
--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------

                5.Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) [  ].
--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization  British Virgin Islands
--------------------------------------------------------------------------------

Number of               7. Sole Voting Power 422,172
Shares                ----------------------------------------------------------
Beneficially            8. Shared Voting Power      None
Owned by              ----------------------------------------------------------
Each                    9. Sole Dispositive Power 422,172
Reporting             ----------------------------------------------------------
Person With            10. Shared Dispositive Power    None
                      ----------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                        422,172

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)      5.0%
--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                   CO

--------------------------------------------------------------------------------

CUSIP No. 078107109
--------------------------------------------------------------------------------


                1. Names of Reporting Persons.

                   I.R.S. Identification Nos. of above persons (entities only).


                   Zeff Capital Partners, I, L.P.
--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a)     [X]
                   (b)     [ ]
--------------------------------------------------------------------------------

                3. SEC Use Only
--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------

                5.Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) [  ].
--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------

Number of               7. Sole Voting Power 317,378
Shares                ----------------------------------------------------------
Beneficially            8. Shared Voting Power      None
Owned by              ----------------------------------------------------------
Each                    9. Sole Dispositive Power 317,378
Reporting             ----------------------------------------------------------
Person With            10. Shared Dispositive Power    None
                      ----------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                        317,378

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)      3.8%
--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                   PN

--------------------------------------------------------------------------------

CUSIP No. 078107109
--------------------------------------------------------------------------------


                1. Names of Reporting Persons.

                   I.R.S. Identification Nos. of above persons (entities only).


                   Zeff Holding Company, LLC
--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a)     [X]
                   (b)     [ ]
--------------------------------------------------------------------------------

                3. SEC Use Only
--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------

                5.Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) [  ].
--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------

Number of               7. Sole Voting Power 317,378
Shares                ----------------------------------------------------------
Beneficially            8. Shared Voting Power      None
Owned by              ----------------------------------------------------------
Each                    9. Sole Dispositive Power 317,378
Reporting             ----------------------------------------------------------
Person With            10. Shared Dispositive Power    None
                      ----------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                        317,378

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)      3.8%
--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                 OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.        Security and Issuer

         This statement on Schedule 13D relates to the common stock (the "Common Stock") of Bell Industries, Inc. (the "Company"), a California corporation. The address of the Company's principal executive offices is 1960 E. Grand Avenue, Suite 560, El Segundo, CA 90245.


Item 2.        Identity and Background

         (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Zeff Capital Partners, I, L.P. , a Delaware limited partnership ("Capital"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum") and Daniel Zeff, and individual ("Zeff") (Holding, Capital, Spectrum and Zeff are hereinafter collectively referred to as the Reporting Persons). Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum. Mr. Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital. Accordingly, the Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

         (b) The address of the principal business and principal office of each of the Reporting Persons is 50 California Street, Suite 1500, San Francisco, CA 94111.

         (c) The principal business of Mr. Zeff is that of investing in securities in his capacity as investment manager for Zeff Capital Offshore Fund and as sole manager of Holding. The principal business of Spectrum is that of investing in securities. The principal business of Capital is that of an investment partnership. The principal business of Holding is acting as general partner for Capital.

         (d) None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f) Mr. Zeff is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

         As of August 25, 2005, the aggregate amount of funds used to purchase the shares of Common Stock held by Capital was $944,261 and the aggregate amount of funds used to purchase the shares of Common Stock held by Spectrum was $1,247,601, which amounts, in both cases, reflect the incurrence of brokerage commissions. The source of funds used to purchase such shares was working capital of Capital and Spectrum, respectively.

         This statement is not being filed in connection with any sale or purchase of Common Stock by the Reporting Persons. The Reporting Persons are making this filing to provide notice of the expression of interest submitted by certain Reporting Persons to the Company regarding a potential acquisition transaction involving the Company, as further described below in Item 4. If the potential acquisition transaction described below in Item 4 is consummated, the aggregate consideration payable in connection the transaction is expected to be paid out of available funds of the Reporting Persons and the sales proceeds from disposing of certain operating assets of the Company to third parties.

Item 4.        Purpose of Transaction.

         The Reporting Persons began acquiring shares of Common Stock in February 2004 because, in their opinion, the Common Stock was undervalued by the market. In August 2005, the Reporting Persons began to evaluate the possibility of attempting to acquire control of the Company. On August 25, 2005, Capital submitted a non-binding expression of interest to the Company to acquire the 100% of the shares of Common Stock of Company not currently owned by Capital or Spectrum. A copy of the expression of interest is attached hereto as Exhibit 2 and incorporated herein by reference. Any such transaction is likely to involve a merger of the Company, or other extraordinary corporate transaction, through which the stock ownership of all shareholders, other than the Reporting Persons, would be terminated. If such an acquisition is completed, the Company's securities would be delisted from the American Stock Exchange and the Company would terminate the registration of such shares with the United States Securities and Exchange Commission. Completion of an acquisition of the Company by the Reporting Persons is subject to a number of factors and contingencies, including the satisfactory completion of due diligence, and the Reporting Persons may terminate or abandon their efforts at any time without advanced notice.

         The Reporting Persons believe that the maximum value of the Company may best be realized through the break up of the Company and the sale of its operating divisions to third parties. The Reporting Persons have obtained indications of interest from various third parties concerning the disposition of certain divisions in the event that the Reporting Persons are successful in their effort to acquire or obtain control of the Company.

         The Reporting Persons may acquire additional Common Stock of the Company or dispose of Common Stock of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, the scope of possible activities is subject to change.

         Except as set forth above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 8,460,224 shares of Common Stock outstanding as of August 10, 2005, as reported in the Company's Form 10-Q for quarterly period ended June 30, 2005.

As of the close of business on August 25, 2005:

                  (i) Spectrum beneficially owns 422,172 shares of Common Stock constituting approximately 5.0% of the shares of Common Stock outstanding;

                  (ii) Capital beneficially owns 317,378 shares of Common Stock constituting approximately 3.8% of the shares of Common Stock outstanding;

                  (iii) Holding beneficially owns 317,378 shares of Common Stock held by Capital, of which Holding is the general partner, constituting approximately 3.8% of the shares of Common Stock outstanding; and

                  (iv) Mr. Zeff beneficially owns 739,550 shares of Bell Industries, Inc. Common Stock comprised of 422,172 shares of Common Stock held by Spectrum (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum) and 317,378 shares of Common Stock held by Capital (Mr. Zeff is the sole manger of Capital's general partner), in total constituting approximately 8.7% of the shares of Common Stock outstanding;

         (b) Spectrum has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 422,172 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as investment manager. Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 317,378 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital's general partner.

         (c) Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Person during the past 60 days.


                  None.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None.

Item 7.        Material to be Filed as Exhibits.

         Exhibit 1: Joint Filing Agreement, dated as of September [filing date], 2005, by and among the Reporting Persons.

         Exhibit 2: Expression of Interest, dated August 25, 2005, from Capital to the Company.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2005



                  Daniel Zeff

                                             ZEFF HOLDING COMPANY, LLC

                                             By:_______________________________
                                             Name:     Daniel Zeff
                 Title:Manager

                                             ZEFF CAPITAL PARTNERS I, L.P.
                                             By: Zeff Holding Company, LLC,
                                             as general partner

                                             By:_______________________________
                                             Name: Daniel Zeff
                Title: Manager

                                             SPECTRUM GALAXY FUND LTD.

                                             By: _______________________________
                                             Name: Dion R. Friedland
                                             Title: Director

                                                             Exhibit 1


                             Joint Filing Agreement


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Bell Industries, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         In witness hereof, the undersigned hereby executed this Agreement this [filing date] day of September, 2005.




                                            -------------------------------
                 Daniel Zeff

                                            ZEFF HOLDING COMPANY, LLC

                                            By: _______________________________
                                            Name: Daniel Zeff
               Title: Manager

                                            ZEFF CAPITAL PARTNERS I, L.P.
                                            By: Zeff Holding Company, LLC,
                                            as general partner

                                            By: _______________________________
                                            Name: Daniel Zeff
               Title: Manager

                                            SPECTRUM GALAXY FUND LTD.

                                            By: _______________________________
                                            Name: Dion R. Friedland
                                            Title: Director

                                                                      Exhibit 2
                             Expression of Interest


                       [Zeff Capital Partners Letterhead]




                                                              August 25, 2005

Via Federal Express

Russell Doll
Acting President & CEO
Bell Industries, Inc.
1960 East Grand Avenue, Suite 560
El Segundo, California 90245

Dear Mr. Doll:

          Zeff Capital Partners, LLC ("Zeff Capital"), on behalf of affiliated investment funds, is pleased to inform you of our interest in seeking to acquire Bell Industries, Inc. ("Bell").

          Zeff Capital is a hedge fund based in San Francisco, California. The Fund invests in undervalued securities and takeover opportunities and has produced a net return to investors of more than 26% a year since inception in 2001. We believe we are an attractive bidder for Bell based on our status as a significant long-term Bell shareholder and our history of investing in small-cap technology companies. To facilitate an expedited closing, we have engaged Covington & Burling as legal counsel to assist us with this opportunity.

          Based on our analysis of the information available in Bell's public filings and subject to the completion of due diligence, we expect to be able to offer a price of $2.55 per share in cash for 100% of Bell's outstanding common stock (excluding, of course, the shares that Zeff Capital already owns). This price represents an 18% premium to Bell's closing stock price for today. We have cash reserves and a financing commitment in place to support our offer.

          We are prepared to conduct due diligence in a very timely manner. In a case such as this, we would expect to complete our due diligence within 10 business days and provide you with a firm offer at that time. We have the necessary personnel available to get started on this matter immediately. One item of particular interest is the litigation between Bell and Williams Electronics Games, Inc. pending in the US District Court for the Northern District of Illinois. Given the potential significance of the matter, we suggest that the litigation be the initial focus of our diligence efforts.

          This letter represents only an expression of Zeff Capital's current intention and no legally binding agreement or obligation will arise between Bell and Zeff Capital unless and until a written definitive purchase agreement is executed by the parties. While this proposal is non-binding, we hope it demonstrates our strong interest in acquiring Bell, and our conviction that we can move quickly to conclude a transaction.

          We intend, at this time, to hold our interest in acquiring Bell confidential, and expect you to do the same.

          We would be happy to answer any questions you might have, so please do not hesitate to contact me for additional information or clarification. We would appreciate a response from you and the Board of Directors by close of business on September 30, 2005.

                                                              Very truly yours,


                                                              /s/ Daniel Zeff

                                                                 Daniel Zeff
                                                              Managing Member